GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

4 April 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc

- **Director/PDMR Shareholding (3 announcements)**
- **Acquisition**

For your information I enclose copies of the above announcements which were released on 3 April 2007.

Yours faithfully,

S. De Ritter

Sandie De Ritter

Encs

Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	Acquisition(s)
Released	08:00 04-Apr-07
Number	PRNUK-0304

4 April 2007

GKN acquisition of US aerospace group increases civil sector exposure and extends aero engine capability

GKN plc of the UK today announces that it has agreed to acquire the Teleflex Aerospace Manufacturing Group (TAMG) - a leading manufacturer of complex engine components for the aerospace industry.

The combination of GKN's existing Engine Products business and TAMG will create a leading manufacturer of fixed and rotating engine components with a range of products including engine and fan cases, blades, blisks, vanes and cowls, utilised throughout the engine.

GKN is already well positioned in metallic engine components and, as a world leader in advanced composites, aims to take advantage of the growing composite content in aero engine development. This acquisition of a leading manufacturer with capabilities across a range of metals, including titanium, complements both the existing business and expands GKN's range of aerospace materials technologies.

Civil aerospace programmes account for approximately 70% of TAMG revenues which further increases GKN's exposure to this sector. TAMG has long-standing relationships with all the leading aero engine primes and positions on a range of established engine programmes such as the CFM56 and GE90 as well as new programmes for the light jet market and also the F-135 Joint Striker Fighter engine for the military market.

TAMG has approximately 600 employees on seven sites in the US, Mexico, UK and France and had sales of some $135 million in 2006 with a strong future growth profile. GKN is acquiring the business, with reported gross assets of $75 million at 31 December 2006, from Teleflex Incorporated of the US, on terms which have not been disclosed. The consideration will be satisfied from existing resources. The acquisition is subject to certain regulatory approvals and completion is expected by the middle of the year.

Marcus Bryson, Chief Executive of GKN Aerospace, said: 'This acquisition will add momentum to the growth of GKN Aerospace. It will increase our revenues from the civil aircraft market and will grow our capability within the aero engine sector.

'TAMG has existing relationships with major customers that are highly complementary to our own Engine Products activity. The combination will give GKN increased ability to offer a wider range of material and processing solutions and higher level assemblies to meet the continuing performance improvements and development needs of our customers.'

For further information:

GKN Corporate Communications

T: +44 (0)20 7463 2354

EXEMPTION NO.
82 - 5204

END

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EXEMPTION NO.
82 - 5204

Regulatory Announcement

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Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Director/PDMR Shareholding
Released	15:41 03-Apr-07
Number	PRNUK-0304

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR3.1.4R(1).

An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1-16, 23 and 24.

An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1- 4, 6, 8, 13, 14, 16, 23 and 24.

An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete the following in block capitals

1. Name of the issuer

GKN plc

2. State whether the notification relates to:

(i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II) IN RESPECT OF KEVIN SMITH AND NIGEL STEIN

(I) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR3.1.4R(1)(A) IN RESPECT OF MARCUS BRYSON, ARTHUR CONNELLY, MAUREEN CONSTANTINE, GREY DENHAM, SIMON PRYCE, ANDREW REYNOLDS SMITH AND MARTYN VAUGHAN

3. Name of the person discharging managerial responsibilities/director

KEVIN SMITH - DIRECTOR & PDMR

NIGEL STEIN - DIRECTOR & PDMR

MARCUS BRYSON - PDMR

ARTHUR CONNELLY - PDMR

MICHAEL CONSTANTINE - PDMR

GREY DENHAM - PDMR

SIMON PRYCE - PDMR

ANDREW REYNOLDS SMITH - PDMR

MARTYN VAUGHAN - PDMR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/A

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

N/A

8. State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following

EXEMPTION NO.
82 - 5204

ARTHUR CONNELLY - 110,838

MAUREEN CONSTANTINE - 77,586

GREY DENHAM - 77,586

SIMON PRYCE - 120,075

ANDREW REYNOLDS SMITH - 105,777

MARTYN VAUGHAN - 75,656

23. Any additional information

THE AWARDS, GRANTED UNDER THE GKN PLC LONG TERM INCENTIVE PLAN 2004, ARE EXERCISABLE TO THE EXTENT THAT CERTAIN PERFORMANCE CRITERIA ARE SATISFIED BY THE COMPANY OVER THE 3 YEAR PERFORMANCE PERIOD, WHICH COMMENCED ON 1 JANUARY 2007, AND THE SATISFACTION BY THE EXECUTIVE DIRECTOR/PDMR OF A PERSONAL SHAREHOLDING REQUIREMENT.

24. Name of contact and telephone number for queries

CHRISTOPHER WINTERS

01527 533383

Name and signature of duly authorised officer of issuer responsible for making notification

CHRISTOPHER WINTERS

Date of notification

3 APRIL 2007

END

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Regulatory Announcement

Company	GKN PLC
TIDM	GKN
Headline	Director/PDMR Shareholding
Released	15:37 03-Apr-07
Number	PRNUK-0304

GKN plc

Notification of Transactions of Persons Discharging Managerial Responsibility

Awards of conditional rights under the GKN Profit Growth Incentive Plan (PGIP) were made on 2 April 2007 to the following Executives of GKN plc (the `Company') (each a PDMR) deliverable as 50p ordinary shares of the Company:

Name of PDMR and number of shares the subject of the award (at one times entitlement)

Marcus Bryson 20,383

Arthur Connelly 26,170

Maureen Constantine 18,319

Grey Denham 18,319

Simon Pryce 28,352

Andrew Reynolds Smith 25,340

Martyn Vaughan 16,776

The above awards are the first to be granted under the PGIP; there are no prior awards outstanding. The shares, if any, that will become capable of release will depend on the extent to which profit growth targets are satisfied by the Company over the 3 year performance period which commenced on 1 January 2007; the Company's reported profit for 2006 forms the baseline for this performance measure. The above number of shares will be released following the performance period if the minimum targeted profit growth is achieved. A maximum of twice the amount of shares listed above will be released on achievement of the maximum profit target. No shares will be released and the awards will lapse if the minimum profit target is not achieved. Release is also conditional upon the Executive satisfying a personal shareholding requirement. Any awards deliverable under the PGIP will be satisfied from GKN ordinary shares already in issue.

G. Denham

Company Secretary

3 April 2007

END

Regulatory Announcement

Company	GKN PLC
TIDM	GKN
Headline	Director/PDMR Shareholding
Released	15:30 03-Apr-07
Number	PRNUK-0304

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1-16, 23 and 24.

An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1- 4, 6, 8, 13, 14, 16, 23 and 24.

An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete the following in block capitals

1. Name of the issuer

GKN plc

2. State whether the notification relates to:

(i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of the person discharging managerial responsibilities/director

KEVIN SMITH - DIRECTOR & PDMR

NIGEL STEIN - DIRECTOR & PDMR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/A

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

N/A

8. State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should hot be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following:

17. Date of grant

2 APRIL 2007

18. Period during which or date on which it can be exercised

2 APRIL 2010 TO 1 APRIL 2017

82 - 5204

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

OPTIONS GRANTED OVER THE FOLLOWING NUMBER OF ORDINARY SHARES OF 50P EACH:

KEVIN SMITH - 218,417

NIGEL STEIN - 130,173

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

380.30P PER SHARE FIXED AT TIME OF GRANT

22. Total number of shares or debentures over which options held under the GKN Executive Share Option Scheme following notification

KEVIN SMITH - 1,714,347

NIGEL STEIN - 893,210

23. Any additional information

THE OPTIONS, GRANTED UNDER THE GKN PLC EXECUTIVE SHARE OPTION SCHEME 2004, ARE EXERCISABLE TO THE EXTENT THAT CERTAIN PERFORMANCE CRITERIA ARE SATISFIED BY THE COMPANY OVER THE 3 YEAR PERFORMANCE PERIOD, WHICH COMMENCED ON 1 JANUARY 2007, AND THE SATISFACTION BY THE EXECUTIVE DIRECTOR OF A PERSONAL SHAREHOLDING REQUIREMENT.

24. Name of contact and telephone number for queries

CHRISTOPHER WINTERS

01527 533383

Name and signature of duly authorised officer of issuer responsible for making notification

CHRISTOPHER WINTERS

Date of notification

3 APRIL 2007

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